UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    September 26, 2017

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Change of Consolidated Subsidiaries

TOKYO, September 26, 2017

Sumitomo Mitsui Financial Group, Inc. (hereinafter, “SMFG”) hereby announces that its consolidated subsidiaries will change as follows:

1.  Background of the Change

Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”), which is a wholly-owned subsidiary of SMFG, at its board of directors meeting held today, resolved to execute the business integration agreement regarding the implementation of the business integration (hereinafter, the “Business Integration”) of the three banks, The Minato Bank, Ltd.(hereinafter, “Minato”), Kansai Urban Banking Corporation (hereinafter, “Kansai Urban”), and The Kinki Osaka Bank, Ltd. (hereinafter, “Kinki Osaka”) by respectively implementing (i) incorporation of an intermediate holding company “Kansai Mirai Financial Group, Inc.” (hereinafter, the “Holding Company”) by Resona Holdings, Inc. (hereinafter, “Resona Holdings”), (ii) transfer of all the shares of Kinki Osaka owned by Resona Holdings to the Holding Company, (iii) the respective tender offers subject to the respective shares of common stocks of Minato and Kansai Urban by Resona Holdings, (iv) transfer of shares of Class 1 preferred stock of Kansai Urban owned by SMBC (hereinafter, the “Preferred Stock”) to Resona Holdings and (v) share exchanges between Holding Company and both Minato and Kansai Urban (hereinafter, the “Share Exchanges”), subject to the approval and permission of the relevant authorities, and executed today a business integration agreement to which Resona Holdings, SMFG, SMBC, Minato, Kansai Urban and Kinki Osaka, are parties.

SMFG hereby announces that, Minato and Kansai Urban, which are consolidated subsidiaries of SMFG at present, will cease to be consolidated subsidiaries of SMFG upon the Business Integration.

For details of the Business Integration, please refer to the “Notice concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd., Etc.” announced today.

2.  Summary of the Consolidated Subsidiaries to Be Changed (as of March 31, 2017)

(1)	Corporate Name	THE MINATO BANK, LTD.
(2)	Location	2-1-1, Sannomiyacho, Chuo-ku, Kobe-shi, Hyogo
(3)	Title and Name of Representative	Hiroaki Hattori, Representative Director and President
(4)	Description of Business	Ordinary banking business
(5)	Capital Stock	27.4 billions of yen
(6)	Date of Incorporation	September 6, 1949
(7)	Major Shareholders and Shareholding Ratio	Sumitomo Mitsui Banking Corporation	44.97%
		Minato Bank Kyoueikai	8.32%
		Nippon Life Insurance Company	2.75%
		Minato Bank Employees’ Shareholding Association	2.26%
		Japan Trustee Services Bank, Ltd. (Trust Account)	2.21%
(8)	Relationship between the Listed Company and this Company	Capital Relationship	SMFG indirectly holds 19,030,681 shares (46.31% of the total number of issued shares) of the common stock of this company.
		Personnel Relationship

Among this company’s directors, Mr. Shunji Ono, Mr. Hiroaki Hattori, Mr. Shinya Kimura and Mr. Toshikazu Takeichi, and among this company’s corporate auditors, Mr. Takeshi Morimoto, are former employees or executives of SMBC, SMFG’s wholly-owned subsidiary. 4 employees from SMBC, SMFG’s wholly-owned subsidiary, are seconded to this company.

		Transaction Relationship

There is a deposit transaction relationship, loan relationship and lease relationship regarding offices between this company and SMBC, SMFG’s wholly-owned subsidiary, as well as a business alliance that has been established in connection with support for overseas businesses.

		Status as Related Parties	This company is a consolidated subsidiary of SMFG.

(9) Performance and Financial Condition for Last Three Years (Unit: millions of yen)
Fiscal Year	Fiscal Year Ended March 2015	Fiscal Year Ended March 2016	Fiscal Year Ended March 2017
Total Assets (Consolidated)	3,417,209	3,484,662	3,506,644
Net Assets (Consolidated)	137,180	136,019	138,588
Net Assets per Share (Consolidated) (Unit: yen)	333.97	3,303.03	3,341.68
Ordinary Income(Consolidated)	65,043	64,352	60,748
Ordinary Profit (Consolidated)	13,554	11,854	11,005
Net Profit Attributable to the Equity Shareholders of the Parent Company (Consolidated)	7,478	7,360	7,119
Net Profit per Share (Consolidated) (Unit: yen)	18.37	180.58	173.81
Dividend per Share (Unit: yen)	5.00	5.00	50.00

(1)	Corporate Name	Kansai Urban Banking Corporation
(2)	Location	1-2-4, Nishi-Shinsaibashi, Chuo-ku, Osaka-shi, Osaka
(3)	Title and Name of Representative	Kazumasa Hashimoto, Representative Director and President
(4)	Description of Business	Ordinary banking business
(5)	Stated Capital	47 billions of yen
(6)	Date of Incorporation	July 1, 1922
(7)	Major Shareholders and Shareholding Ratio (Note)	Sumitomo Mitsui Banking Corporation	74.32%
		GINSEN Co. ,Ltd	2.46%
		Cedyna Financial Corporation	1.88%
		Japan Trustee Services Bank, Ltd. (Trust Account)	1.34%
		Sumitomo Mitsui Card Company, Limited	1.21%
(8)	Relationship between the Listed Company and this Company	Capital Relationship (Note)	SMFG indirectly holds in total 117,002,717 shares (79.71% of the total number of issued shares) of the common stock and the class 1 preferred stock of this company.
		Personnel Relationship	Among this company’s directors, Mr. Kazumasa Hashimoto, Mr. Koji Kita, Mr. Kiyoshi Miura, Mr. Akio Matsumura, Mr. Sumihiko Murai and Mr. Mitsumasa Wada, and among this company’s corporate auditors, Mr. Satoru Morishima and Mr. Tatsumasa Matsumoto, are former employees or executives of SMBC, SMFG’s wholly-owned subsidiary. 2 employees from SMBC, SMFG’s wholly-owned subsidiary, are seconded to this company.
		Transaction Relationship	There is a deposit transaction relationship and real estate lease relationship between this company and SMBC, SMFG’s wholly-owned subsidiary, as well as a business alliance that has been established in connection with support for overseas businesses.
		Status as Related Parties	This company is a consolidated subsidiary of SMFG.

(9) Performance and Financial Condition for Last Three Years (Unit: millions of yen)
Fiscal Year	Fiscal Year Ended March 2015	Fiscal Year Ended March 2016	Fiscal Year Ended March 2017
Total Assets (Consolidated)	4,323,067	4,483,017	4,603,756
Net Assets (Consolidated)	182,612	190,657	202,021
Net Assets per Share (Consolidated) (Unit: yen)	1,447.36	1,556.98	1,712.79
Ordinary Income (Consolidated)	95,851	90,346	89,098
Ordinary Profit (Consolidated)	23,077	22,218	18,997
Net Income Attributable to the Equity Shareholders of the Parent Company (Consolidated)	17,354	16,016	15,023
Net Profit per Share (Consolidated) (Unit: yen)	209.50	191.77	179.45
Dividend per Share (Unit: yen)	Common stock 40.00 Preferred stock 26.78	Common stock 40.00 Preferred stock 26.32	Common stock 40.00 Preferred stock 25.13

(Note)	In the calculations of the shareholding ratio, the total number of issued shares used as the denominator includes the number of the class 1 preferred stock.

3.  Schedule (Planned)

Execution Date of the Share Exchange Agreement	Around November, 2017
Approval Date of the Share Exchange Agreement (Date of the Extraordinary General Meeting of Shareholders)	December 26, 2017
Period for the Tender Offer	From December 26, 2017 to February 14, 2018
Settlement Commencement Date of the Tender Offer	Without delay after the termination of the period for the tender offer
Effective Date of the Share Exchanges (Date of the Change)	April 1, 2018

The above schedule is subject to change, in the course of the procedures and discussions in the future regarding the Business Integration, depending on the progress of the filing with, and the obtaining of any permission and approval of, the relevant regulatory authorities such as the Financial Services Agency and the Japan Fair Trade Commission, and other various preparation for the Business Integration, or other reason.

In relation to Minato, the settlement of the Tender Offer may cause the change of the consolidated subsidiaries.

4.	Number of Voting Rights (Number of Shares Held) and Ratio against the Number of Voting Rights of All the Shareholders before and after the change (SMFG is planning to make the Holding Company, of which Minato and Kansai Urban will be wholly-owned subsidiaries, into its equity method affiliate.)

(1)  The Minato Bank, Ltd.

	Number of Voting Rights (Number of Shares Held)	Ratio against the Number of Voting Rights of All the Shareholders	Rank among Major Shareholders

Before the Change (as of March 31, 2017)	190,305 rights (19,030,681 shares)	46.42%	1st

After the Change	0 rights (0 shares)	0%	-

(Note 1)	The number of voting rights and the number of shares held above refer to the number of shares of common stock of Minato that SMFG indirectly holds through its subsidiaries. The number of voting rights and the number of shares that SMFG indirectly holds through SMBC includes 16,550,000 shares (voting rights ratio is 40.37%) which SMBC has contributed as trust assets to the employee retirement benefit trust for which SMBC has retained its right to give directions with respect to the exercise of voting rights.

(Note 2)	In the calculations of the “ratio against the number of voting rights of all the shareholders”, 409,940 voting rights of all the shareholders as of March 31, 2017, which is described in the 19th First Quarterly Securities Report filed by Minato on August 4, 2017, is used as the denominator.

(Note 3)	The above is based on the assumption that the consolidated subsidiaries will change upon the Share Exchanges.

(2) Kansai Urban Banking Corporation

	Number of Voting Rights (Number of Shares Held)	Ratio against the Number of Voting Rights of All Shareholders	Rank among Major Shareholders
Before the Change (as of March 31, 2017)	440,022 rights (44,002,717 shares)	60.15%	1st
After the Change	0 rights (0 shares)	0%	-

(Note 1)	The number of voting rights and the number of shares held above refer to the number of shares of common stock of Kansai Urban that SMFG indirectly holds through its subsidiaries. In addition to the above, 73,000,000 shares of the class 1 preferred stock without voting rights have been issued, all of which SMFG indirectly holds through SMBC. However, such class 1 preferred stock will be transferred to Resona Holdings upon the Business Integration.

(Note 2)	In the calculations of the “ratio against the number of voting rights of all the shareholders”, 731,527 voting rights of all the shareholders as of March 31, 2017, which is described in the 155th First Quarterly Securities Report filed by Kansai Urban on July 28, 2017, is used as the denominator.

(Note 3)	The above is based on the assumption that the consolidated subsidiaries will change upon the Share Exchanges.

5.  Future Outlook

The impact on SMFG’s consolidated business performance for this fiscal year is under review, and SMFG will promptly disclosure if any matters that should be disclosed occur in the future.

End.

This press release does not constitute an offer of investment in nor solicitation for purchase of any securities within the United States. The securities of the parties involved in the Business Integration may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. If any public offering of any securities is made in the United States, it will be by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933.